SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )(1)

                                  UNICOMP, INC.
                                 ---------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   90465l 40 9
                                   -----------
                                 (CUSIP Number)

                              John G. Weston, Esq.
                             Snell & Wilmer, L.L.P.
                        15 West South Temple, Suite 1200
                               Gateway Tower West
                           Salt Lake City, Utah 84101
                                 (801) 257-1900

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 14, 2002
                                  ------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

                         (Continued on following pages)

                               (Page 1 of 6 Pages)
-------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 90465L 40 9               13D                        Page 2 of 6 Pages

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1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         David F. Evans
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  |_|
                                                                        (b)  |X|
------------- ------------------------------------------------------------------

3        SEC USE ONLY

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4        SOURCE OF FUNDS
         PF
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                       |_|

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

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         NUMBER OF            7   SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY      6,019,000(1)
       EACH REPORTING
        PERSON WITH

--------------------------------------------------------------------------------

                              8   SHARED VOTING POWER
                                  6,000,000(2) (3)
--------------------------------------------------------------------------------

                              9   SOLE DISPOSITIVE POWER
                                  6,019,000(1)
--------------------------------------------------------------------------------

                              10  SHARED DISPOSITIVE POWER
                                  6,000,000(2) (3)
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,019,000(1) (3)

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |X|

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22.1%
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON
         IN

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(1) Includes 3,019,000 shares of common stock and warrants to immediately purchase 3,000,000 shares of common stock.

(2) Includes 3,000,000 shares of common stock and warrants to immediately purchase 3,000,000 shares of common stock, all held by Joy F. Evans, the mother of David F. Evans.

(3) Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected in footnote (2) and declares that this statement shall not be construed as an admission that such person is the beneficial owner of any securities covered in such footnote.

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CUSIP No. 90465L 40 9               13D                        Page 3 of 6 Pages

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1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Joy F. Evans
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  |_|
                                                                        (b)  |X|
------------- ------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS
         PF
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                       |_|

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

--------------------------------------------------------------------------------

         NUMBER OF            7   SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY      0
       EACH REPORTING
        PERSON WITH

--------------------------------------------------------------------------------

                              8   SHARED VOTING POWER
                                  6,000,000(4)
--------------------------------------------------------------------------------

                              9   SOLE DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------

                              10  SHARED DISPOSITIVE POWER
                                  6,000,000(4)
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,000,000(4)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |X|

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22.0%
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON
         IN

--------------------------------------------------------------------------------

(4) Includes 3,000,000 shares of common stock and warrants to immediately purchase 3,000,000 shares of common stock.

Item 1.  Security and Issuer.

         The title of the class of equity securities to which this statement relates is the common stock, $.01 par value per share (the "Common Stock" or "Issuer's Common Stock"), of UniComp, Inc., a Colorado corporation (the "Issuer"). The Issuer's principal executive office is located at 220 Continuum Drive, Fletcher, North Carolina 28732.

Item 2.  Identity and Background.

         (a) This statement is filed by David F. Evans and Joy F. Evans (collectively, the "Reporting Persons"). Joy F. Evans is David F. Evans' mother. Mrs. Evans has granted Mr. Evans a power of attorney that allows Mr. Evans to vote or dispose of Mrs. Evans' shares; therefore, Mrs. Evans and Mr. Evans may be deemed a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934. Each Reporting Person hereby expressly disclaims beneficial ownership of the shares of the Issuer's Common Stock held by the other Reporting Person.

         (b) The address of each of the Reporting Persons is 15 W. South Temple, Gateway Tower West, Suite 1200, Salt Lake City, Utah 84101.

         (c) Mr. Evans is currently an attorney with Snell & Wilmer L.L.P., located at 15 W. South Temple, Suite 1200, Salt Lake City, Utah, 84101. Mrs. Evans is unemployed.

         (d) and (e) During the past five years, neither Reporting Person has been (1) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which had the result of subjecting the Reporting Person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Both Reporting Persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         On May 14, 2002, Mr. Evans acquired from the Issuer 3,000,000 shares of the Issuer's Common Stock and a warrant to immediately acquire 3,000,000 shares of the Issuer's Common Stock in exchange for $75,000. On January 26, 2001 and January 29, 2001, Mr. Evans acquired a total of 19,000 shares of the Issuer's Common Stock for $22,885. These shares were acquired on the open market.

         On May 14, 2002, Mrs. Evans acquired from the Issuer 3,000,000 shares of the Issuer's Common Stock and a warrant to immediately acquire 3,000,000 shares of the Issuer's Common Stock in exchange for $75,000.

Item 4.  Purpose of Transaction.

         The Reporting Persons acquired the Issuer's stock that is the subject of this Schedule 13D for investment purposes.

         Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting

Persons may, at any time, review or reconsider his or her position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b) Mr. Evans beneficially owns 6,019,000 shares (including shares issuable upon the exercise of the warrants described below) of the 24,268,136 outstanding shares of the Issuer's Common Stock (the outstanding number of shares was disclosed to Mr. Evans by the Issuer). Mr. Evans has sole voting and dispositive power over 6,019,000 shares. Mr. Evans acquired 3,000,000 of these shares together with a warrant to immediately purchase 3,000,000 shares on May 14, 2002 for $75,000. On January 26, 2001 and January 29, 2001, Mr. Evans acquired a total of 19,000 shares of the Issuer's Common Stock for $22,885. Mr. Evans may also be deemed to share voting and dispositive power over Mrs. Evans' 6,000,000 shares described below. Mr. Evans holds a power of attorney that allows him to vote or dispose of Mrs. Evans' shares. Mr. Evans disclaims any beneficial ownership in Mrs. Evans' shares. Based on the above information, Mr. Evans beneficially owns 22.1% of the Issuer's Common Stock, assuming exercise of his warrant.

         Mrs. Evans beneficially owns 6,000,000 shares (including shares issuable upon the exercise of the warrants described below) of the 24,268,136 outstanding shares of the Issuer's Common Stock. Mrs. Evans may be deemed to share voting and dispositive power over the 6,000,000 shares because Mrs. Evans has granted Mr. Evans a power of attorney over these shares. Mr. Evans disclaims any beneficial ownership in Mrs. Evans' shares. Mrs. Evans acquired the 3,000,000 shares together with a warrant to immediately purchase 3,000,000 shares on May 14, 2002 in exchange for $75,000. Based on the above information, Mrs. Evans beneficially owns 22.0% of the Issuer's Common Stock, assuming exercise of her warrant.

         (c) Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons.

         (d) and (e)

         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Mrs. Evans has granted Mr. Evans power of attorney over her shares of the Issuer's securities. Mr. Evans disclaims any beneficial ownership in Mrs. Evans' securities.

         Other than as stated herein, the Reporting Persons do not have any other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         (a) Power of Attorney.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.



                                  May 23, 2002



                                      /s/
                                  ----------------------------------------------
                                  David F. Evans




                                  Joy F. Evans


                                     /s/
                                  ----------------------------------------------
                                  By:  David  F.  Evans,  as  attorney-in-fact
                                  pursuant  to  a  power  of  attorney
                                  executed by Joy F. Evans, dated March 22,
                                  2002.

                                     EXHIBIT

                                POWER OF ATTORNEY

                        GENERAL DURABLE POWER OF ATTORNEY

                                 OF JOY F. EVANS



         JOY F. EVANS ("Principal"), hereby appoints DAVID F. EVANS as her true and lawful attorney-in-fact ("Attorney-in-Fact") to act in the name, place, and stead of Principal and to exercise the powers set forth below upon the terms and conditions hereof.

              1. DURABLE POWER. This instrument is to be construed and interpreted as a durable power of attorney in accordance with Section 75-5-501 of the Uniform Probate Code of the State of Utah, or any similar provisions of subsequent law. THIS POWER OF ATTORNEY SHALL NOT BE AFFECTED BY THE DISABILITY OF THE PRINCIPAL.

              2. IMMEDIATE COMMENCEMENT OF AUTHORITY. The rights, powers, and authorities herein granted shall commence and be in full force and effect immediately upon execution hereof by the Principal and shall remain in full force and effect thereafter until the Principal"s death.

              3.   ENUMERATION   OF  SPECIFIC   POWERS:   Principal   authorizes
         Attorney-in-Fact to do all of the following:

                    3.01 General Matters. To exercise or perform any act, power, duty, right, or obligation whatsoever that Principal now has, or may hereafter acquire, the legal right, power or capacity to exercise or perform, in connection with, arising from or relating to any person, item, transaction, business, property (real or personal, tangible or intangible), or matter whatsoever, including but not limited to those items of real or personal property identified on the attached Exhibit A.

                    3.02 Deal With  Money and  Accounts  and  Similar  Financial
              Interests. To request, ask, demand, sue for, recover, collect, receive, and hold and possess all such sums of money, debts, dues, commercial paper, checks, drafts, accounts, deposits, legacies, bequests, devises, notes, interests, stock certificates, bonds, dividends, certificates of deposit, annuities, pension and retirement benefits, insurance benefits and proceeds, any and all documents of title, chooses in action, personal and real property, intangible and tangible property and property rights, and demands whatsoever, liquidated or unliquidated, as now are, or shall hereafter become owned by, or due, owing, payable, or belonging to Principal, or in which Principal has or may hereafter acquire any interest, to have, use, and take all lawful means and equitable and legal remedies, procedures, and writs in the name of Principal for the collection and recovery thereof, and to adjust, sell, compromise, and agree for the same, and to make, execute, and deliver for Principal, on Principal"s behalf, and in Principal"s name, all endorsements, acquittances, releases, receipts, or other sufficient discharges for the same, whether under seal or otherwise;

                    3.03 Deal With Legal Matters. To appear,  answer, and defend in all actions and suits whatsoever which shall be commenced against Principal, and also, for Principal and in Principal"s name, to compromise, settle, and adjust with each and every person or persons, all actions, accounts, dues, and demands, subsisting or to subsist between Principal and them or any of them, and in such manner as the said Attorney-in-Fact shall deem proper;

                    3.04 Deal with Real and Personal Property. To lease, purchase, exchange, and acquire, and to agree, bargain, and contract for the lease, purchase, exchange, and acquisition of, and to accept, take, receive, and possess any real or personal property whatsoever, tangible or intangible, or interest therein, on such terms and conditions, and under such covenants, as said Attorney-in-Fact shall deem proper;

                    3.05 Improve and Encumber  Real and  Personal  Property.  To
              maintain, repair, improve, manage, insure, rent, lease, sell, convey, subject to liens, mortgages or deeds of trust, and hypothecate, and in any way or manner deal with all or any part of any real or personal property whatsoever, tangible or intangible, or any interest therein, Principal now owns or may hereafter acquire, for Principal, on Principal"s behalf, and in Principal"s name and under such terms and conditions, and under such covenants, as said Attorney-in-Fact shall deem proper;

                    3.06 Transact General Business Matters.  To conduct,  engage in, and transact any and all lawful business of whatever nature or kind for Principal, on Principal"s behalf, and in Principal"s name;

                    3.07 Borrow Funds and Deal with Financial and Legal Instruments. To make, receive, sign, endorse, execute, exercise, acknowledge, deliver, and possess such applications, contracts, agreements, options, covenants, conveyances, deeds, trust deeds, security agreements, bills of sale, leases, mortgages, assignments, insurance policies, bills of lading, warehouse receipts, documents of title, bills, bonds, debentures, checks, drafts, bills of exchange, letters of credit, notes, bonds, stock certificates, proxies, warrants, conversion rights, commercial paper, receipts, withdrawal receipts and deposit instruments relating to accounts or deposits in, or certificates of deposit of, banks, savings and loan or other institutions or associations, proofs of loss, evidences of debt, releases, and satisfactions of mortgages, liens, judgments, security agreements and other debts and obligations and such other instruments in writing of whatever kind and nature as may be necessary or proper in the exercise of the rights and powers herein granted;

                    3.08 Pay Customary Living Expenses. To do all acts necessary for maintaining Principal"s customary standard of living, including, by way of illustration and not by way of restriction, the power to provide living quarters by purchase, lease or by other contract, or by payment of the operating and maintenance costs, including interest, amortization payments, repairs and taxes, of premises owned by Principal, and provide domestic help for the operation of the household, to provide usual vacations and usual travel expenses, to provide usual educational facilities, and to provide ALL funds for Principal"s current living costs, including, among other things, shelter, clothing, food and incidentals;

                    3.09 Provide Transportation.  To continue whatever provision has been made by Principal, prior to the creation of this Power of Attorney or thereafter, for Principal"s transportation, including by way of illustration, but not by way of restriction, power to license, insure and to replace any automobiles owned and customarily used by Principal;

                    3.10 Maintain Charge Accounts.  To continue  whatever charge accounts have been operated by Principal prior to the creation of the power of attorney or thereafter, to open such new accounts as said Attorney-in-Fact shall deem to be desirable for the accomplishment of any of the purposes under this Power of Attorney, and to pay the items charged on such accounts by any person authorized or permitted by Principal to make such charges prior to the creation of the power of attorney or thereafter;

                    3.11 Discharge Services and Commitments. To continue the discharge of any services or duties assumed by Principal, prior to the creation of the power of attorney or thereafter, to any of Principal"s relatives or friends;

                    3.12 Maintain Church and Other Memberships. To continue payments incidental to membership or affiliation in any church, club, society, order or other organization and to continue contributions thereto;

                    3.13 File Tax Returns/Contest  Taxes. To represent Principal in all tax matters; to prepare, sign, and file federal, state, and/or local income, gift and other tax returns of all kinds, including, where appropriate, joint returns, FICA returns, payroll tax returns, claims for refunds, requests for extensions of time to file returns and/or pay taxes, extensions and waivers of applicable periods of limitation, protests and petitions to administrative agencies or courts, including the tax court, regarding tax matters, and any and all other tax related documents, including but not limited to consents and agreements under Section 2032A of the Internal Revenue Code or any successor section therein and consents to split gifts, closing agreements, and any power of attorney form required by the Internal Revenue Service and/or any state and/or local taxing authority with respect to any tax year; to pay taxes due, collect and make such disposition of refunds as said Attorney-in-Fact shall deem appropriate, post bonds, receive confidential information and contest deficiencies determined by the Internal Revenue Service and/or any state and/or local taxing authority; to exercise any elections Principal may have under federal, state or local tax law; to allocate any generation-skipping tax exemption to which Principal is entitled, and generally to represent Principal or obtain professional representation for Principal in all tax matters and proceedings of all kinds and for all periods before all officers of the Internal Revenue Service and state and local authorities and in any and all courts; to engage, compensate and discharge attorneys, accountants and other tax and financial advisers and consultants to represent and/or assist Principal in connection with any and all tax matters involving or in any way related to Principal or any property in which Principal has or may have an interest or responsibility; and on Principal"s behalf to execute IRS Form 2848 and appoint said Attorney-in-Fact or any suitable person selected by said Attorney-in-Fact as Principal"s representative before the Internal Revenue Service;

                    3.14 Pay  Taxes.  To pay any and all  taxes,  of any  nature whatsoever, required by the laws of the United States or of any state or subdivision thereof, or of any foreign government, and to borrow funds from time to time with which to pay any such taxes from any person or corporation for such periods of time and upon such terms and conditions as said Attorney-in-Fact may deem proper, and to secure such loans by the pledge, hypothecation or mortgage of any property owned by Principal;

                    3.15 Engage  Professional  Advisors.  To hire, to discharge, and to compensate any Attorney, accountant, expert witness or other assistant or assistants when the Attorney-in-Fact shall think such action to be desirable for the proper execution by him or her of any of the powers described in this section, and for the keeping of needed records thereof;

                    3.16 Access to Safe  Deposit Box. To have access to any safe deposit box rented by Principal or by Principal with others (including authority to have it drilled), to remove the contents therefrom, and to terminate the lease of the box;

                    3.17 Transfer Assets to Revocable  Trust. To transfer assets to the then acting trustee of any revocable trust established by trust agreement or declaration of trust, as now or subsequently amended, under which Principal is the Trustor (or Principal and Principal"s spouse are the Trustors) and to facilitate any such transfer or transfers, the Attorney-in-Fact shall have the following powers:

                         (a) To assign,  transfer,  and deliver all cash, bonds,
                    stocks, securities, annuities, and other property of any kind, real or personal, owned by Principal to the trustee or the trustee"s nominee;

                         (b) To  withdraw  any  funds  standing  to  Principal"s
                    credit or to Principal"s credit jointly with others in any bank, savings and loan association, or other financial institution and to pay the sums withdrawn to the trustee;

                         (c) To endorse  and  deliver to the trustee any checks,
                    drafts, certificates of deposit, notes, or other instruments for the payment of money payable or belonging to Principal;

                         (d) To convey any real estate, interest in real estate,
                    or beneficial interest in a trust holding real estate, which Principal may own or possess to the trustee or as the trustee directs;

                         (e) To designate the trustee as beneficiary of any life
                    insurance policies, employee benefit plans, or individual retirement plans owned by Principal or in which Principal has an interest;

                         (f) To execute and deliver any assignment, stock power,
                    deed, or other instrument which Attorney-in-Fact deems necessary or appropriate to carry out and effectuate this Power of Attorney, to sign Principal"s name to any instrument pertaining to or required in connection with the transfer of my property to the trustee, and to give full receipts and discharges;

                    3.18   Qualified   Disclaimer.   To  make   such   qualified
              disclaimers which meet the requirements of Section 2518 of the Internal Revenue Code as amended from time to time (or of any subsequently enacted section of the Internal Revenue Code which corresponds to existing Section 2518), as to all or any portion of any gift or devise Principal would otherwise receive, as in the circumstances Attorney-in-Fact considers advisable.

                    3.19 Make Gifts  Generally.  To make gifts to individuals or charities as in the circumstances Attorney-in-Fact considers advisable to carry out an established pattern of giving commenced by Principal;

                    3.20 Implement Estate Plan: To execute or modify estate planning documents, specifically including any trust revocable by me, for the purpose of implementing my estate planning desires, taking into account changes in the laws and changes in my desires, as known to the Attorney-in-Fact.

              4. CONFIRMATION OF AUTHORITY. Principal grants to Attorney-in-Fact full power and authority to do, take, and perform all and every act and thing whatsoever requisite, proper, or necessary to be done, in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as Principal might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that said Attorney-in-Fact shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

              5. GENERAL POWER OF ATTORNEY. This instrument is to be construed and interpreted as a general power of attorney. The enumeration of specific powers herein is not intended to, nor does it, limit or restrict, and is not to be construed or interpreted as limiting or restricting, the general powers herein granted to said Attorney-in-Fact.

              6. RIGHT TO TERMINATE POWERS. Principal reserves the right at any time, except during the incompetency of the Principal, to terminate all rights, powers, and authority under this Power of Attorney by giving notice in writing to such Attorney-in-Fact that the power is terminated. Such rights, powers, and authority shall remain in full force and effect until Principal gives such notice that such power is terminated.

              7. RELIANCE BY THIRD PARTIES. Every bank or other financial institution, insurance company, transfer agent, issuer, obligor, safe deposit box company, title insurance company, or other person, firm, or corporation to which this Power of Attorney or a photocopy hereof is presented is authorized to receive, honor, and give effect to all instruments signed pursuant to the foregoing authority without inquiring as to the circumstances of their issuance or the disposition of the property delivered pursuant thereto. All acts done hereunder by Attorney-in-Fact after revocation of this Power of Attorney or after death of Principal shall be valid and enforceable in favor of anyone who relies on this Power of Attorney and has not received prior actual written notice of the revocation or death. All acts done by Attorney-in-Fact pursuant to this power shall be binding upon me and my heirs, devises, and personal representatives.

              8. LIMITATIONS. Any authority granted to Attorney-in-Fact shall be limited so as to prevent this Power of Attorney (1) from causing Attorney-in-Fact to be taxed on the income of the Principal, (2) from causing Principal"s estate to be subject to a general power of appointment (as that term is defined in Section 2041 of the Internal Revenue Code of 1986, as amended) by Attorney-in-Fact, and (3) from causing the Attorney-in-Fact to have any incidents of ownership (within the meaning of Section 2042 of the Internal Revenue Code of 1986, as amended) with regard to any life insurance policies owned by Principal on the life of Attorney-in-Fact.

              9. GOVERNING LAW. All questions concerning the meaning, intent, validity, and effectiveness of this instrument or any of its terms and all questions concerning any performance hereunder shall be judged and resolved in accordance with the laws of the State of Utah. However, this Section shall not preclude this instrument from being effective in a jurisdiction that recognizes durable general powers of attorney.

                  DATED March 22, 2002

                                                      /s/ JOY F. EVANS
]                                                    -----------------
                                                     JOY F. EVANS

        STATE OF UTAH       )
                            :  ss.
        COUNTY OF SALT LAKE )


              On the 22nd day of March, 2002,  personally appeared before me JOY
         F. EVANS signer of the foregoing General Power of Attorney, who duly acknowledged to me that she executed the same.

                                                      /s/ David L. Rasmussen
                                                     -----------------------
                                                     David L. Rasmussen
                                                     NOTARY PUBLIC
       (SEAL)

                                    EXHIBIT A

         [Attached to General Durable Power of Attorney of Joy F. Evans]